                                                                      EXHIBIT 12

                       THE WASHINGTON WATER POWER COMPANY

        Computation of Ratio of Earnings to Fixed Charges and Preferred
                           Dividend Requirements (1)
                                 Consolidated
                            (Thousands of Dollars)


                                                      12 Mos. Ended                     Years Ended December 31
                                                         June 30         ---------------------------------------------------------
                                                          1994              1993           1992            1991            1990
                                                      -------------      ----------      ---------       ---------       ---------
Fixed charges, as defined:
   Interest on long-term debt                             $  47,424      $  47,129       $  51,727       $  52,801       $  56,202
   Amortization of debt expense
     and premium - net                                        3,566          3,004           1,814           1,751           1,558
   Interest portion of rentals                                  993            924           1,105           1,018           1,012
                                                          ---------      ---------       ---------       ---------       ---------
       Total fixed charges                                $  51,983      $  51,057       $  54,646       $  55,570       $  58,772
                                                          =========      =========       =========       =========       =========
Earnings, as defined:
   Net income from continuing ops.                        $  73,367      $  82,776       $  72,267       $  70,631       $  72,147
   Add (deduct):
     Income tax expense                                      42,440         42,503          41,330          38,086          33,150
     Total fixed charges above                               51,983         51,057          54,646          55,570          58,772
                                                          ---------      ---------       ---------       ---------       ---------
        Total earnings                                    $ 167,790      $ 176,336       $ 168,243       $ 164,287       $ 164,069
                                                          =========      =========       =========       =========       =========

Ratio of earnings to fixed charges                             3.23           3.45            3.08            2.96            2.79


Fixed charges and preferred
  dividend requirements:
   Fixed charges above                                    $  51,983      $  51,057       $  54,646       $  55,570       $  58,772
   Preferred dividend requirements (2)                       13,221         12,615          10,716          14,302          12,287
                                                          ---------      ---------       ---------       ---------       ---------
       Total                                              $  65,204      $  63,672       $  65,362       $  69,872       $  71,059
                                                          =========      =========       =========       =========       =========

Ratio of earnings to fixed charges
  and preferred dividend requirements                          2.57           2.77            2.57            2.35            2.31



(1) Calculations have been restated to reflect the results from continuing operations (ie. excluding discontinued coal mining operations).

(2) Preferred dividend requirements have been grossed up to their pre-tax level.